EXHIBIT NO. 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance, objectives and targets;

•	our ability to drive shareholder value through management structure and reorganization changes, including our ability to reinvigorate revenue and earnings growth, optimize capital allocation and structure, and improve Return on Net Assets (“RONA”) (as defined below);

•	our ability to implement and meet performance measurement metrics aligned with our new strategic plan;

•	growth of our operations, including the addition or replacement of auction sites;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of assets, including our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups, including those in the used equipment market, and do more business with new customer groups in new markets;

•	our ability to leverage our Ritchie Bros. brand;

•	the impact of our new initiatives and services on us and our customers;

•	our ability to add new business and information solutions, including, among others, our ability to utilize technology to enhance our auction services and support additional value-added services;

•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”);

•	the supply trend of equipment in the market and the anticipated price environment for late model equipment, as well as the resulting effect on our business and GAP;

•	the impact of market uncertainty on equipment seller behaviour;

•	our ability to grow our sales force, minimize turnover, and improve Sales Force Productivity (as defined below);

•	the effect of an increased number of our Revenue Producers (as defined below), including our Territory Managers (“TMs”) and our territory sales support personnel, on our sales team performance, GAP and revenues;

•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	whether our exposure from guarantee contracts will be fully covered by proceeds we will receive at auction, plus our commission;

•	our Revenue Rates (as defined below), the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;

•	the impact of market uncertainty on equipment seller behavior;

•	our future capital expenditures;

•	the proportion of our revenues and operating costs denominated in currencies other than the United States (“U.S.”) dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities; and

•	our ability to secure our information technology and systems against cybersecurity attacks and unauthorized access.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long-term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance materially or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” herein and other relevant factors.

About Us

Ritchie Bros. (NYSE & TSX: RBA) is the world leader for the exchange of used equipment. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace, to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling and marine industries. The majority of the assets sold through our sales channels represent construction machinery.

We operate from over 110 locations in 19 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and 12-month periods ended December 31, 2014 compared to the three- and 12-month periods ended December 31, 2013.

This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2014 and 2013, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. Additional information relating to our Company, including our most recent Annual Information Form, is available on our website at www.rbauction.com, on SEDAR at

www.sedar.com or on EDGAR at www.sec.gov. None of the information on SEDAR, EDGAR or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of February 25, 2015.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Amounts discussed below are based on our audited annual consolidated financial statements and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

In the following discussion and tables, net earnings, Adjusted Net Earnings, diluted earnings per share (“EPS”) and Diluted Adjusted EPS for the three- and 12-month periods ended December 31, 2014 and 2013 have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent.

Consolidated Highlights

Management uses a performance scorecard, presented below, to align the Company’s operations with strategic priorities. We concentrate on a limited number of metrics to focus the organization and facilitate quarterly performance discussions. A detailed discussion of the Company’s performance is presented in “Overall Performance” and “Fourth Quarter Performance”. In the following tables, the abbreviation “bps” stands for basis points.

Income Statement Scorecard

(in U.S. $ millions, except per share amounts)	Three months ended December 31,			Year ended December 31,
	2014	2013	Better/ (Worse)	2014	2013	Better/ (Worse)
GAP (1),(2)	$1,241.2	$1,109.8	12%	$4,212.6	$3,817.8	10%
Revenues	138.5	131.2	6%	481.1	467.4	3%
Revenue Rate (1),(3)	11.16%	11.82%	(67 bps )	11.42%	12.24%	(82 bps )
Adjusted Operating Income (4)	$46.7	$42.3	10%	$136.0	$131.0	4%
Adjusted Operating Income Margin (4)	33.7%	32.2%	148 bps	28.3%	28.0%	24 bps
Diluted Adjusted EPS (5),(6)	$0.31	$0.28	10%	$0.94	$0.84	11%

Balance Sheet Scorecard

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	Better/ (Worse)
Operating Free Cash Flow (7)	$119.9	$150.9	(21%)
Working Capital Intensity (8)	-2.3%	-1.4%	90 bps
CAPEX Intensity (9)	6.2%	7.9%	178 bps
RONA (5),(10)	15.2%	15.3%	(10 bps )
Debt/Adjusted EBITDA (11)	0.7x	1.0x	30%

(1)	These are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing GAP and Revenue Rate for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and eliminates the financial impact of items we do not consider to be part of our normal operating results.

(2)	GAP represents the total proceeds from all items sold at our auctions and the Gross Transaction Value (“GTV”) sold through our online marketplaces. GAP and GTV are not measures of our financial performance, liquidity or revenue and are not presented in our consolidated income statements. GTV represents total proceeds from all items sold at our online marketplaces and is a component of our GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to our online marketplace transactions. We believe that revenues, which is the most directly comparable measure in our consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP and GTV.

(3)	Revenue Rate is our revenues divided by our GAP.

(4)	Adjusted Operating Income Margin is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing Adjusted Operating Income Margin for different financial periods is the best indicator of how efficiently the Company translates revenue into pre-tax profit. The Company calculates Adjusted Operating Income Margin as Adjusted Operating Income divided by revenues. Adjusted Operating Income is calculated as revenues less direct expenses and selling, general and administrative (“SG&A”) expenses, excluding the pre-tax effects of management reorganization and certain other items.

(5)	Figures presented only include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited annual consolidated financial statements.

(6)	Diluted Adjusted EPS and Adjusted Net Earnings are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing Diluted Adjusted EPS and Adjusted Net Earnings for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and eliminates the financial impact of items we do not consider to be part of our normal operating results. Diluted Adjusted EPS is calculated as Adjusted Net Earnings divided by the number of diluted weighted average shares outstanding at the end of the period. Adjusted Net Earnings represent financial statement net earnings attributable to equity holders of the parent excluding the after-tax effects of management reorganization, impairment losses, excess property sales and certain other items, which the Company refers to as ‘adjusting items’.

(7)	Operating Free Cash Flow is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. Due to the seasonality of our business, we believe that comparing Operating Free Cash Flow for different financial periods provides a more effective measure of the cash generated by our business and provides more useful information regarding cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction. The Company calculates Operating Free Cash Flow as cash generated by operating activities, less cash flows used in property, plant and equipment and intangible asset additions, plus proceeds on disposition of property, plant and equipment.

(8)	Working Capital Intensity is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing Working Capital Intensity for different financial periods is the best indicator of how efficiently the Company converts revenue into cash. The lower the percentage, the faster revenues are converted into cash. The Company calculates Working Capital Intensity as Quick Operating Working Capital divided by revenues. Quick Operating Working Capital is calculated as trade and other receivables, plus inventory and advances against auction contracts, less auction proceeds payable and trade payables.

(9)	CAPEX Intensity is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing CAPEX Intensity for different financial periods provides more useful information as to the amount of capital expenditure that is required by the Company to generate revenues. The Company calculates CAPEX Intensity as Net Capital Spending divided by revenues. Net Capital Spending includes cash flows used in property, plant and equipment and intangible asset additions, net of proceeds on disposition of property, plant and equipment.

(10)	Return on Net Assets (“RONA”) is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing RONA for different financial periods is the best indicator of the after-tax return generated by net assets employed in the business. The Company calculates RONA as Net Operating Profit After Tax divided by Adjusted Net Assets. Net Operating Profit After Tax is calculated by adding after-tax net finance costs back to net earnings attributable to equity holders of the parent as reported in the consolidated income statements. Adjusted Net Assets are calculated as total assets less cash and cash equivalents and current liabilities as reported on the consolidated balance sheets.

(11)	Debt/Adjusted EBITDA presents debt as a multiple of Adjusted EBITDA and is calculated by dividing debt by Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). Adjusted EBITDA and Debt/Adjusted EBITDA are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing Debt/Adjusted EBIDTA for different financial periods is the best indicator of the Company’s leverage. Debt consists of total current and non-current borrowings. Adjusted EBITDA is calculated by adding back depreciation and amortization expenses to Adjusted Earnings from Operations. Adjusted Earnings from Operations represent financial statement earnings from operation excluding the pre-tax effects of management reorganization, impairment losses, excess property sales and certain other items.

Income Statement Scorecard

For the year ended December 31, 2014

Gross Auction Proceeds were a record $4.2 billion in 2014, an increase of 10% from 2013. EquipmentOne contributed $106.1 million during 2014, compared to $96.9 million1 in the prior year. If foreign exchange rates had remained consistent with those in 2013, our GAP would have been nearly $106.9 million higher. The difference was primarily due to the decreased value of the Euro and Canadian dollar relative to the U.S. dollar.

Revenue grew 3% during 2014 to $481.1 million, compared to $467.4 million in 2013. The increase was primarily as a result of GAP growth in 2014. Geographically we saw strong revenue growth in Canada of 14%. Revenues in Europe declined by 10% in 2014 compared to 2013, whereas revenues in the United States remained consistent with 2013. Revenues generated in the rest of the world increased 4% in 2014 compared to 2013.

The Revenue Rate for 2014 was 11.42% compared to the record high of 12.24% in 2013. Fluctuations in the Revenue Rate, including the decline compared to 2013, are due primarily to the performance of our underwritten business. Underwritten business represented 31% of GAP in 2014, compared to 28% in 2013.

Adjusted Operating Income grew 4% during 2014 to $136.0 million, compared to $131.0 million in 2013. The increase is due to our revenue growth of 3% compared to our SG&A expenses excluding adjusting items, which grew 2%, in 2014 compared to 2013. Adjusting items consist of costs associated with the Company’s management reorganization of $5.5 million in 2014 and $4.6 million of costs relating to the separation agreement concluded with our former Chief Executive Officer (“CEO”) (the “CEO Separation Agreement”) in 2013.

Adjusted Operating Income Margin was 28.3% for the year ended December 31, 2014, 24 basis points higher than 28.0% for 2013 as revenues increased at a rate slightly higher than SG&A expenses excluding adjusting items, as noted above.

Diluted Adjusted EPS for the year ended December 31, 2014 was $0.94 per diluted share, an 11% increase compared to 2013. The increase was driven by GAP growth, revenues and a lower tax rate in 2014 compared to 2013. The effective tax rate for 2014 was 27.9%, lower than the rate of 29.8% during 2013. This decrease was primarily the result of an increase in income earned in lower tax rate jurisdictions, partially offset by the tax impact of the $8.1 million impairment loss recognized on our property in, for which the Company did not recognize a related future income tax asset.

[1]	GTV for the year ended December 31, 2013, disclosed as $88.6 million in the 2013 fourth quarter and fiscal year-end press release dated March 3, 2014, has been revised in the presentation above to include $8.2 million in buyers’ premiums for a total $96.9 million contribution to GAP.

Balance Sheet Scorecard

For the 12 months ended December 31, 2014

Operating Free Cash Flow decreased 21% to $119.9 million during the year ended December 31, 2014, as compared to $150.9 million during the same period in 2013 primarily as a result of changes in operating assets and liabilities in 2014 compared to 2013. 2013 had a significant increase in operating assets and liabilities due to the timing of auctions compared to 2012 which increased net cash generated from operating activities in 2013.

Working Capital Intensity was -2.3% in 2014, an improvement of 90 basis points from -1.4% in 2013. This improvement in Working Capital Intensity is the result of a decrease in Quick Operating Working Capital in 2014 compared to 2013. As well as an increase in revenues, consistent with GAP growth in 2014 compared to 2013.

CAPEX Intensity was 6.2% in 2014, a decrease of 178 basis points from 7.9% in 2013 as a result of decreased Net Capital Spending and increased revenues in 2014 compared to 2013.

RONA for 2014 was 15.2%, a slight decrease of 10 basis points compared to 15.3% in 2013. This metric was generally consistent year over year as Net Operating Profit After Tax and Adjusted Net Assets were relatively consistent between 2014 and 2013.

Debt/Adjusted EBITDA decreased to 0.7 in 2014 compared to 1.0 in 2013. The decrease is a result of a 4% increase in Adjusted EBITDA, consistent with our Adjusted Operating Income, and a lower level of debt as at December 31, 2014 compared to December 31, 2013, as we made net repayments of $53.7 million of borrowings in 2014.

Ritchie Bros.’ Businesses — the global leader in used equipment sales

Our vision for Ritchie Bros. is not only to be the best in auctions but also to evolve beyond auctions and be the premier equipment asset management and disposition company. This will be achieved by becoming a trusted customer-centric advocate connecting global buyers and sellers through multiple channels. The beginning of this transformation has manifested itself through the purchase of AssetNation, now EquipmentOne and the launch of RB Financial Services.

Some specific Ritchie Bros. strengths include:

1.	Our strong, established brand, which is supported by our reputation for conducting fair and transparent unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

2.	Being the world leader in unreserved auctions and becoming a leader in Multi-channel with over $1.8 billion in online transactions.

3.	Our strength at underwriting contracts through both performance guarantees as well as inventory purchases. In aggregate we have underwritten nearly $10 billion worth of assets over the last 11 years through 2014. We have consistently been profitable with this model throughout this time.

4.	Our ability to attract end users in a global marketplace. The majority of our sales go to end users, such as contractors with the remaining being purchased by dealers and brokers. Additionally, approximately 60% of our sales go to buyers from outside the region of auction. Our ability to market equipment to our extensive, global customer base of over 556,200 customers from roughly 194 countries represents a distinct competitive advantage.

5.	Our international network of auction sites that provide high value and consistent service to our customers.

6.	Our deep customer relationships that we have built over many years.

As the market leader in the exchange of used equipment, Ritchie Bros. has a unique perspective and insight into the supply, demand, and pricing trends impacting the used equipment market, which we leverage for our customers.

Our core auction business provides equipment sellers with certainty of sale and global market pricing, as each item in the auction is sold on the day of the auction to the highest bidder from a global audience of interested buyers. This certainty of sale appeals to equipment owners who want to redeploy the sales proceeds. The global reach of our auctions ensures equipment sellers receive the global market price for their equipment. This business segment was responsible for greater than 97% of our revenues in 2014 and 2013.

Our online equipment marketplace, EquipmentOne, provides equipment sellers with control over the selling price and the sales process. EquipmentOne appeals to equipment sellers who would prefer to sell only under certain conditions and to those sellers who want to manage the sales process, decide if and when to sell, and negotiate a final selling price.

Complementary ‘Better Together’ value propositions

The following table demonstrates how our business segments complement each other by providing our customers with a variety of onsite and online participation options and synergistically are ‘Better Together’:

The used equipment market opportunity

Ritchie Bros. is the well-established world leader for used equipment sales. Our market position, in itself, is a competitive advantage. As we sell more used equipment than anyone else, we attract the largest audience of interested used equipment buyers. This in turn attracts more equipment sellers. This cycle continues to bolster our growth, which is demonstrated by our long history of expansion.

We have recently updated our estimate of the annual global used equipment market, through a review of the construction, transportation and agricultural used equipment markets. Based on this review, we believe the global used equipment is valued at approximately $360 billion. The market is highly fragmented, with Ritchie Bros. being the largest player in this space.

The volume of used equipment transactions is affected by the ongoing production of new equipment and trucks, the demand for equipment, the rate of equipment utilization and the motivations of equipment owners to realign and replace their fleets. Ritchie Bros. goal is to capture a greater proportion of the transactions through its multichannel strategy.

Ritchie Bros.’ businesses generate revenue based on a percent of the selling price of goods sold through our sales channels. As such, influences on used equipment pricing can affect corporate performance. Factors such as regional or global economic and construction activity, the supply of good quality used equipment, availability of low-cost financing and changes to regional regulations can affect the demand for, and therefore price of, equipment sold through our auctions and our online marketplace.

Ritchie Bros. Auctioneers — Our core unreserved auction business

Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer, and our core business is providing unreserved auction services to equipment buyers and sellers. Our adherence to the unreserved auction process is one of our founding principles and we believe one of our most significant competitive advantages. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum bids or reserve prices on any item sold at our auctions.

Each item is sold to the highest bidder, regardless of price. This process, combined with our global market reach, ensures that each item sold at our auctions is sold for global market value. In addition, consignors, or their agents, are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. This policy provides a transparent environment for our auction bidders.

Our bidders participate in our auctions in person, by proxy, or through real-time online bidding. Online participation in our auctions has increased steadily since that option was introduced in 2002. Most online bidders still visit our auction sites prior to the auction, in order to test and inspect the equipment being sold.

Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects. We generally cannot influence the decision of an equipment owner whether to sell, but once they have made the decision to sell, our sales team’s opportunity is to demonstrate the Ritchie Bros. Auctioneers value proposition and have the equipment contributed to one of our unreserved auctions.

Over 60% of our core auction sales go to buyers from outside the region of sale. Our ability to consistently draw significant numbers of local and international bidders from many different markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business which is reflected in our core auction GAP growth.

Auction operations

The majority of our industrial auctions are held at our permanent auction sites where we generally own the land and facilities or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. For the year ended December 31, 2014, approximately 88% of our core auction GAP was attributable to auctions held at our permanent auction sites and regional auction sites, which is comparable to the 89% experienced during the same period of 2013.

Our auction sites are enhanced by the Ritchie Bros. website (www.rbauction.com), which is a gateway to our online bidding system, broadcasting our live auctions, allowing bidders to participate in our auctions over the internet, and showcasing upcoming auctions and equipment to be sold. In 2014, approximately 41% of our successful bidders came from our customers participating over our online bidding system, compared to 37% in 2013.

In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also typically achieved when our auctions increase in size.

For the years ended December 31, 2014 and 2013 we had 39 permanent auction sites and five regional auction sites for a total of 44 auction sites around the world. Further discussion of our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2014.

Core auction GAP and revenue

Core auction GAP represents the total value of equipment sold at our auctions.

Four factors can affect core auction GAP: the pricing environment for used equipment, the mix of categories of assets sold, the mix of equipment age, and the number of lots sold. A percentage of core auction GAP is retained by the Company as auction commissions. The portion of core auction GAP that we do not retain is remitted to our customers who consign the items to our auctions as sales proceeds.

Revenue generated by our core auction operations are comprised mostly of commissions, but also include fees for value-added services and administrative fees from equipment buyers. All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Four main revenue streams are generated by the Ritchie Bros. unreserved auction channel:

•	Straight commission contracts — straight commission contracts are the most common type of contract for consignors placing equipment in our auctions. A pre-determined, fixed percentage of the selling price is provided to Ritchie Bros. as commission. Straight commission contracts drove 68% of our core auction GAP in the year ended December 31, 2014, compared to 72% in 2013.

•	Guarantee contracts — guarantee, or underwritten, contracts typically include a pre-negotiated commission percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced from the pre-negotiated percentage. Revenues from guarantee contracts are recognized in commission revenue.

•	Inventory — we also purchase packages of equipment outright, obtaining title of the asset(s) to be sold at auction. During the short period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The gains (or losses) attributable to the sale of inventory are recognized on a net basis as a part of commission revenue. We also consider inventory sales as a part of our underwritten transactions as inventory and guarantee commission contracts represent a similar nature of risk for us.

•	Administrative fees and fees from value-added services — administrative fees are paid by equipment buyers and contribute to the fee revenues generated at Ritchie Bros. auctions. In addition, we provide services for our buyers to assist with the purchase of equipment, including financing, inspection services, painting and other value-added services.

Underwritten transactions

We refer to our guarantee and inventory transactions as our underwritten, or at risk, business. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

The performance, not the volume, of our underwritten transactions is the largest contributor to the variability of our commission rates. Underwritten transactions can generate higher commission rates for Ritchie Bros., as the commission rate on proceeds above the guaranteed proceed amount is often higher than the rate we negotiate for the guaranteed portion. However, as we guarantee minimum sales proceeds to consignors in underwritten transactions, and earn a commission based on the actual results of the auction, if the actual auction proceeds are less than the guaranteed amount, our commission is reduced. If the proceeds are sufficiently less, we can incur a loss on the sale.

Our underwritten business represented approximately 31% of our GAP in 2014. This is an increase over 2013, during which our underwritten business represented approximately 28% of our GAP, as well as over the range of our historical volume of underwritten business, which has historically been in the range of 20% to 30% of our annual core auction GAP.

In order to assist customers with their equipment transactions and to build our business and position ourselves in the marketplace, in a minority of cases, we will strategically present proposals to customers that include underwritten contracts. In making the decision to strategically use an underwritten proposal, we consider a multitude of factors, including, the size and the mix of the equipment in the proposal, the condition of the equipment, the timing of the contract in relation to a particular auction and its impact on attracting additional consignments, the competitive environment, our ability to build our market share and the relationship with the customer. We have a rigorous approach to appraising and evaluating the items included in a potential underwritten deal and have a well-developed, strict internal approval process for entering into underwritten contracts.

Further, the choice by equipment owners between straight commission, guarantee, or inventory contracts, if presented by us, depends on the owner’s risk tolerance and sale objectives. We work with our customers to provide them with the contract option that best suits their needs at that point in time. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our Revenue Rate are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction fees

Auction fees are earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers as a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. Also included in Auction Fees are documentation fees earned for services provided to our buyers and consignors, as well as revenue generated through our value-added services, which assist with the purchase or sale of equipment, such as financing, insurance and warranty services.

Seasonality and other factors influencing variability of our performance

Our core auction GAP and revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. GAP and revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed. Because of these seasonal and period-to-period variations, we believe that GAP, revenues, net earnings and other scorecard metrics are best compared on an annual or 12-month trailing basis.

Core auction GAP and revenues from our auction business are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of GAP and revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent.

Ritchie Bros. EquipmentOne — Our online used equipment marketplace

EquipmentOne is a secure online marketplace designed for equipment owners who require higher levels of control over the selling process, while potentially taking on more effort. Used equipment sellers use a variety of channels to meet their needs and bringing the EquipmentOne channel to our customers provides an addition solution set for their selling needs.

Ritchie Bros. commercially launched EquipmentOne (an Online Negotiation Engine) in 2013 to reach the segment of the used equipment transaction market that prefers to retain control over the sales process. Through EquipmentOne (www.equipmentone.com), equipment sellers are able to list their equipment on the online marketplace, receive and accept offers, and complete and settle their sale.

EquipmentOne is an online marketplace that equipment sellers can navigate independently, while still leveraging Ritchie Bros.’ trusted brand and transaction processing. EquipmentOne facilitates the completion of sales through a settlement process that protects both the seller and the buyer. Once a sale is agreed upon, buyers are instructed to pay the purchase price of the sale to Ritchie Bros. to hold in escrow. When the funds are received, the seller is informed that they can release the sold equipment to the purchaser. When the purchaser provides approval to Ritchie Bros. that the equipment is as advertised, we then release the net sales proceeds to the seller.

We still consider EquipmentOne to be in a start-up phase, and as such, we do not anticipate that the online marketplace will contribute materially to our overall operations for several years. However, we believe that there is a substantial growth opportunity for this business line and believe that this supports this business.

EquipmentOne operations

The EquipmentOne platform was built on the infrastructure and e-commerce expertise Ritchie Bros. acquired through its purchase of AssetNation in 2012. Since acquisition, Ritchie Bros. invested capital and staff resources into EquipmentOne to:

•	design and launch the EquipmentOne marketplace,

•	consolidate selected AssetNation marketplaces into the EquipmentOne offering, and

•	integrate services with Ritchie Bros. existing support teams.

During 2014, 10,100 items were sold over our EquipmentOne website as compared to 8,200 in 2013. Several other online marketplaces that were acquired through Ritchie Bros.’ purchase of AssetNation in 2012 continue to operate.

In addition to servicing individual equipment owners, we view EquipmentOne as a complementary and important sales solution for our large customers. The combination of our unreserved auctions and the EquipmentOne online marketplace represents a full solution set that we believe has positioned us to better meet the needs of broader fleet management demands.

EquipmentOne GTV and revenue

Gross Transaction Value is the total value of items sold through EquipmentOne, including the buyer’s premium, and is equivalent to GAP in our core auction business.

Revenues generated by EquipmentOne are comprised mostly of buyers premiums, which are fees paid by purchasers of equipment on EquipmentOne.com when a sale transacts. Commission revenue and listing fees are also generated when sellers post their equipment for sale on the website.

Influences on EquipmentOne’s performance

EquipmentOne sales can be affected by many of the same factors influencing the used equipment market. However, the EquipmentOne offering has broadened the market for Ritchie Bros. by providing equipment sellers an option that we historically were precluded from offering and thereby allows us to reach new customers who prefer to control the selling price and the sales process.

The success of EquipmentOne hinges largely on establishing a strong audience of equipment buyers, which will help drive further listings to the website. By leveraging the Ritchie Bros. brand and market insight, and introducing one of the world’s most comprehensive online used equipment marketplaces, we have already formed a sizable audience of equipment buyers on EquipmentOne.

The competitive market for EquipmentOne is fragmented and varies vastly in terms of service offering and market focus. Our online marketplace competes with simple online listing services (that do not provide transaction settlement functionality), wide-reaching online retailers (that do not have an equipment focus) and other equipment marketplaces that do not have the brand presence that Ritchie Bros. has developed over decades of serving equipment owners.

Our Strategy

Over the past several years our strategy has continued to evolve. During 2014 we updated our strategy to outline the following key objectives, pillars and supporting enablers:

There are three main drivers to our strategy and roadmap to generating shareholder value:

1) Grow Revenue and Earnings

We are committed to pursuing growth initiatives that will further enhance our sector reach, drive geographic depth, meet a broader set of customer needs, and add scale to our operations. EquipmentOne is a key part of a full-service offering to provide our customers with a menu of options that cater to their needs at different points of their asset disposition journey. This “Better Together” strategy of offering EquipmentOne alongside our core auction services is a key step in developing a truly multi-channel offering to our market. In addition, we will focus on accelerating our Strategic Accounts growth, developing Global Key Accounts, and improving the overall performance and use of our underwritten contracts.

2) Drive Efficiencies and Effectiveness

We plan to take advantage of opportunities to improve the overall effectiveness of our organization by enhancing sales productivity, modernizing and integrating our legacy IT systems and optimizing business processes.

We are also implementing formal performance measurement metrics (such as a Performance Scorecard) to gauge our effectiveness and progress, and will better align our executive compensation plans with our new strategy and key targets. We are also better aligning our organizational structure to help us more effectively meet the needs of our customers in each of our regions. We believe this will enhance the agility of our organization, and our decision making processes, to better serve our customers.

3) Optimize our Balance Sheet

Our business model provides us with the unique ability to generate strong cash. Cash flow represents our ability to convert revenue into cash, and provides a meaningful indication of the strength inherent in our business. We will focus not only on profit growth but also cash flow growth.

There will also be an increased emphasis on site performance — specifically on the return we are receiving for the investments we have made in each region. The majority of our sites meet these return expectations and some are significantly exceeding them.

A more detailed outline of our strategy is as follows:

Acronyms used in the above table not previously described include “RBFS” for Ritchie Bros. Financial Services, “M&A” for mergers and acquisitions, “CRM” for customer relationship management, “B/S” for balance sheet, “P&L” for profit and loss (or income) statement, and “Op FCF” for Operating Free Cash Flow.

Our more immediate focusses in the coming years will be on the following drivers of growth and strategic opportunities:

Average Annual Targets and ‘Evergreen’ Model

Our ‘Evergreen’ Model refers to the annual targets we believe we can achieve over the next five to seven years. Over the past six months we have reviewed our strategies along with our financial models and believe that our strategic focuses will support the targets that are described below over the next five to seven years:

Our strategic initiatives and investments are designed to drive our average annual targets2. These targets reflect the growth, leverage and cash flow generation we believe are inherent in our business model. Our focus will be on achieving these targets by driving growth in our GAP and leveraging our existing infrastructure.

[2]	These are our own objectives and whether we can achieve them will depend on a number of factors, some of which may not be within our control. Please refer to the discussion under “Risk Factors” below. As these are objectives, there is no assurance that we will be able to achieve these objectives as set out above.

Update on our 2014 Strategy

At the beginning of 2014, we set out several objectives based on our previous strategy of Grow, Add, Perform. Presented below is our 2014 performance against those objectives:

| Our 2014 Strategic Pillars | Our plans for 2014 | What we accomplished in 2014 |
|---|---|---|
| **Grow** our core auction business | Grow our GAP to a record level and achieve record revenues from our core unreserved auction business. | We achieved $4.2 billion in GAP. We achieved record revenues as a result of our increased GAP, which resulted in the highest revenues in the company's history. |
| | Increase our new bidder registrations to exceed our 2013 levels by 15%. | In 2014, we had 75,600 new bidder registrants as compared to 67,100 in 2013, representing a 13% increase. |
| | Increase our active bidder registrations to exceed our 2013 levels by 15%. | In 2014, we had 102,400 active auction bidder registrants as comparedt to 100,600 in 2013, representing a 2% increase. |
| **Add** new business and information solutions | Grow our GTV through EquipmentOne. | In 2014 we achieved GTV of $106.1 million, an increase of 7% over 2013. |
| | Increase visits to our EquipmentOne website by over 40% of 2013 levels. | Website visits to EquipmentOne were up by 40% compared to 2013 levels. |
| | Achieve EquipmentOne listing yield in excess of 85%. | The yield that we achieved on EquipmentOne was 75% |
| **Perform** by building a high performance customer focused Ritchie Bros. team | We will continue to focus on expanding our sales team, in particular TMs. We will continue to target growth in our TMs of 5%-10% in 2014. | We continued our focus on the hiring of our TMs and ended the year with 307, the highest ever, and an increase of 13% over 2013.<br><br>At year-end we also had 29 Trainee TMs and 32 Territory Sales Support staff who provide assistance to our TMs making them more productive. |
| | Increase the productivity of our Revenue Producers (as defined below) over and above 2013 levels. | Core auction GAP per Revenue Producer was $11.6 million in 2014, a slight decrease compared to 2013. |
| | Further enhance our leadership development programs and implement a more robust performance management process and system. | As a result of our leadership changes the Company is further reviewing its performance management, development and succession processes. |

Annual Review of the Used Equipment Market

During the second half of 2014, the used equipment market remained stable following the increase we saw in the first and second quarters, resulting in strong overall pricing during the year. Used equipment supplies for good-quality, low-hour equipment continued to increase and demand for such equipment continued to be strong at our auction sites across all geographies.

We believe that the increase in OEM production beginning in 2010 is generating more transactions in the current used equipment marketplace and creating larger pools of used equipment for future transactions. Overall, our operations in Canada and the United States generated more GAP in 2014 as compared to 2013, although that performance varied regionally.

Overall Performance

We achieved net earnings of $91.5 million, or $0.85 per diluted share, and Adjusted Net Earnings of $100.8 million, or $0.94 per diluted share, for the year ended December 31, 2014. This represents a 2% decrease over net earnings of $93.8 million, or $0.88 per diluted share, and a 12% increase over Adjusted Net Earnings of $90.0 million, or $0.84 per diluted share, generated during the same period in 2013.

Financial Overview	Year ended December 31,
(in U.S.$000’s, except EPS)	2014	2013	$ Change	% Change
Revenues	$481,097	$467,403	$13,694	3%
Direct expense	57,884	54,008	3,876	7%
SG&A expenses	292,756	287,016	5,740	2%
Excluding depreciation and amortization	248,220	243,736	4,484	2%
Earnings from operations	130,457	126,379	4,078	3%
Other income	1,636	13,102	(11,466)	(88%)
Finance costs	3,055	4,726	(1,671)	(35%)
Income tax expense	35,966	40,129	(4,163)	(10%)
Net earnings (4)	91,490	93,825	(2,335)	(2%)
Adjusted Net Earnings (5),(6)	100,840	89,989	10,851	12%
Diluted Adjusted EPS (5),(6)	$0.94	$0.84	$0.10	11%
Effective tax rate	27.9%	29.8%	-191 bps	(6%)

GAP (1),(2)	$4,212,641	$3,817,769	$394,872	10%
Revenue Rate (1),(3)	11.42%	12.24%	-82 bps	(7%)
Direct Expense Rate (1),(3)	1.37%	1.41%	-4 bps	(3%)
EBITDA Margin (1),(11)	36.4%	36.3%	8 bps	—

For notes (1) through (11), see corresponding notes in the “Consolidated Highlights” table, with the addition of the following details:

(1)	Direct Expense Rate and EBITDA Margin are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing Direct Expense Rate and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period.

(3)	Direct Expense Rate is our direct expenses divided by our GAP.

(11)	EBITDA Margin is EBITDA as a proportion of revenues.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne.

Included in our consolidated GAP results for the year ended December 31, 2014 is the GTV3 from our online marketplaces of $106.1 million, an increase from the comparative GTV for the year ended December 31, 2013 of $96.9 million. The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Year ended December 31,
	2014	2013	$ Change	% Change
Revenues	$13.2	$13.4	$(0.2)	(1%)
SG&A expenses excluding depreciation and amortization	14.8	16.3	(1.5)	(9%)

EBITDA (1)	$(1.6)	$(2.9)	$1.3	45%

(1)	EBITDA is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing EBIDTA for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period.

Gross Auction Proceeds

GAP was a record $4.2 billion for the year ended December 31, 2014, an increase of 10% compared to the prior year. 2014 GAP would have been higher by $106.9 million, or 3%, if foreign exchange rates had remained consistent with those in 2013.

The increase in GAP is primarily due to the increase in the number of lots and the average value of those lots during 2014 as compared to 2013. The total number of lots at industrial and agricultural auctions grew 6%, increasing to 355,500 in 2014 from 334,500 in 2013. Core auction GAP also grew on a per-lot basis to $11,600 in 2014 from $11,100 in 2013.

Canada generated 49% of the overall GAP growth in 2014 as compared to 2013. The United States generated 47% of GAP growth in 2014 compared to 2013. 2014 GAP levels in Europe were consistent with those in 2013. All other regions except Australia and Asia also contributed to the overall growth in GAP.

Straight commission contracts accounted for the majority of GAP in 2014, with the remaining 31% generated by our underwritten business, compared to 28% in 2013. The increase in our underwritten business reflects the application of our strategy to use our underwritten business to remain competitive on packages of equipment available in the marketplace and to generate marketing opportunities. The volume of our underwritten business in 2014 is generally consistent with the average volume over the past five years.

[3]	The buyers’ premiums included in our GAP and GTV results for the year ended December 31, 2014 were $8.8 million. The comparative buyers’ premiums for the year ended December 31, 2013 were $8.2 million. The addition of $8.2 million in buyers’ premiums to GAP reported in the year ended December 31, 2013 would have the effect of reducing our Revenue Rate reported in that period by 2 basis points.

Revenues and Revenue Rate

Revenues	Year ended December 31,
(in U.S. $000’s)	2014	2013	Change	% Change
United States	$223,770	$224,215	$(445)	—
Canada	154,392	135,545	18,847	14%
Europe	58,782	65,016	(6,234)	(10%)
Other	44,153	42,627	1,526	4%

Revenues (1)	$481,097	$467,403	$13,694	3%

(1)	Geographic information is determined with reference to the location in which the revenues are earned.

Revenues include both commission income earned from equipment sellers and fee income earned from equipment buyers. Revenues for the year ended December 31, 2014 increased 3% to $481.1 million compared to $467.4 million for the year ended December 31, 2013, primarily due to an increase in GAP. Revenue in 2014 would have been $12.7 million higher if foreign exchange rates had remained consistent with those in 2013.

Our Revenue Rate for the year ended December 31, 2014 decreased to 11.42% from the historically high rate of 12.24% for the year ended December 31, 2013. This decrease in the rate in 2014 was primarily due to the performance of our underwritten business, which did not perform as well in 2014 as in 2013. In particular, there were a few unique underwritten contracts that exceeded our expectations during 2013, resulting in record Revenue Rates during that period.

During 2014, our average commission rate was 9.00% compared to 9.80% in 2013. This decrease is primarily due to the performance of our underwritten business described above.

Our commission rate and overall Revenue Rate is presented in the graph below:

(1)	The revised administrative fee took effect on July 1, 2011.

On an annual basis our fee income as a percentage of GAP remained consistent. Our fee income earned in the year ended December 31, 2014 was 2.42% of GAP, a slight decrease compared to 2.44% in the same period of 2013, due primarily to the mix of equipment sold at our auctions, offset by the strength of our financing fees earned.

During the year ended December 31, 2014, revenue earned in Canada increased as a result of an increase in GAP in that region. Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other
Year ended December 31, 2014	47%	32%	12%	9%
Year ended December 31, 2013	48%	29%	14%	9%

Direct Expense Rate

Our Direct Expense Rate fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The Direct Expense Rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower Direct Expense Rates for industrial auctions held at our permanent auction sites compared to agricultural auctions or industrial auctions held at temporary locations, which we refer to as offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our Direct Expense Rate for the year ended December 31, 2014 decreased to 1.37% compared to 1.41% in 2013. This decrease is a result of the growth in GAP combined with an increase in the number of industrial auctions being held at our permanent auction sites, as opposed to offsite locations, resulting in the realization of economies of scale in 2014 as compared to 2013.

GAP generated at our permanent auction sites increased to $3.5 billion in 2014 from $3.1 billion in 2013, an increase of 10%. We held 167 industrial auctions at our permanent auction sites in 2014 as compared to 163 in 2013.

GAP generated at our offsite industrial auctions of $350.8 million in 2014 represented a 4% increase from the $337.0 million generated in 2013, despite holding fewer offsite industrial auctions (60 in 2014 compared to 77 in 2013).

The decrease in the number of offsite industrial auctions, combined with an increase in GAP generated at those auctions, resulted in a decrease in our overall Direct Expense Rate in 2014 compared to 2013.

Selling, General & Administrative Expenses

Our SG&A expenses increased to $292.8 million in 2014, compared to $287.0 million in 2013, an increase of $5.7 million or 2%. Included in SG&A expenses for the year ended December 31, 2014 are $5.5 million in termination benefits resulting from the management reorganization. Included in SG&A expenses in 2013 are the CEO Separation Agreement costs of $4.6 million.

SG&A expenses by nature are presented below:

(in U.S. $000’s)	Year ended December 31,
	2014	2013	$ Change	% Change
Employee compensation expense	$159,398	$158,448	$950	1%
Buildings and facilities	41,725	40,820	905	2%
Travel, advertising and promotion	22,454	20,728	1,726	8%
Other SG&A expenses	24,643	23,740	903	4%

	$248,220	$243,736	$4,484	2%
Depreciation and amortization	44,536	43,280	1,256	3%

SG&A expenses	$292,756	$287,016	$5,740	2%

Travel, advertising and promotion expenses increased 8% to $22.5 million during the year ended December 31, 2014 as compared to the same period in 2013. This increase is primarily the result of greater tradeshow activity, travel costs related to the increased number of sales personnel, and expanded marketing efforts in support of our core and developing businesses.

The table below presents our core auction SG&A expenses excluding depreciation and amortization expenses by function, and illustrates the continued investment in our sales and marketing efforts, including the impact of an increased number of Revenue Producers4 by net 34 compared to December 31, 2013. Operation expenses increased primarily due to rent related to our leased auction sites. In addition, there were increased property taxes and repairs and maintenance activities at some of our auction sites. We continued to focus on controlling our administrative costs.

(in U.S. $000’s)	Year ended December 31,
	2014	2013	$ Change	% Change
Sales and marketing	$84,123	$79,416	$4,707	6%
Operations	59,240	57,798	1,442	2%
Administration	90,075	90,188	(113)	—

	$233,438	$227,402	$6,036	3%
EquipmentOne	14,782	16,334	(1,552)	(9%)
Depreciation and amortization	44,536	43,280	1,256	3%

SG&A expenses	$292,756	$287,016	$5,740	2%

Depreciation and amortization expenses are calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, land improvements, computer hardware and software, automobiles, office and yard equipment, and intangible customer relationships. Our depreciation and amortization expenses increased $1.3 million, or 3%, for the year ended December 31, 2014, compared to the same period in 2013, due to the continued development and deployment of our information systems.

Overall, foreign exchange rates had a positive impact on SG&A in the amount of $8.7 million for the year ended December 31, 2014.

Other Income and Expense

Net other income includes impairment losses, gains or losses from the disposition of property, plant and equipment, foreign exchange gains and losses, and other income or loss not earned in the normal course of operations.

[4]	Revenue Producers is a term used to describe our revenue producing sales personnel. This definition is comprised of Regional Sales Managers and TMs.

Net other income decreased $11.5 million, or 88% to $1.6 million during the year ended December 31, 2014, compared $13.1 million for the year ended December 31, 2013. This decrease is primarily the result of the $8.1 million impairment loss recognized on our property in Japan, partially offset by a $3.4 million gain on the sale of our former auction site in Grande Prairie, Canada, and foreign exchange gains of $2.0 million realized in 2014. Net other income for 2013 included a $9.2 million gain on the sale of excess land in Prince Rupert, Canada. The Japan impairment loss and property sales have been presented as adjusting items and excluded in the determination of our Adjusted Net Earnings.

Finance Income and Costs

Finance income consists of interest earned on our excess cash and receivable balances. It fluctuates depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held around period end.

Finance costs include interest paid on non-current borrowings and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. These costs decreased during the year ended December 31, 2014 compared to the same period of 2013 due primarily to lower interest expense as our outstanding borrowings have been reduced, including through the reduction in our non-current borrowings in 2014.

Additionally, an increase in capitalized interest related to assets and software under development had the effect of reducing overall interest expense during 2014 compared to 2013. $2.2 million of interest was capitalized to the cost of assets and software under development during 2014 compared to $1.5 million in 2013.

Effective Tax Rate

Our effective tax rate is a function of the relationship between total tax expense and the amount of earnings before income taxes for the year. Our effective tax rate differs from period to period as a result of changes in the source of our earnings as a result of auctions held each period, the treatment of adjustments for changes in tax rates and other tax legislation, variations in the estimate of tax reserves, and differences between the provision and the actual amounts recognized in tax returns.

For the year ended December 31, 2014, income tax expense was $36.0 million, compared to income tax expense of $40.1 million in 2013. Our effective tax rate of 27.9% for 2014 was lower than the rate of 29.8% in the same period in 2013. The decrease was primarily the result of an increase in income earned in lower tax rate jurisdictions, partially offset by the tax impact of the Japan impairment loss, for which we did not recognize a related future income tax asset.

The Adjusted Effective Tax Rate (detailed in the table below) decreased in 2014 as compared to 2013. Our Adjusted Effective Tax Rate reconciles to our effective tax rate as follows:

(in U.S. $ millions)	Year ended December 31,
	2014	2013
Earnings before income taxes	$129.04	$134.76
Adjusting items:
Japan impairment loss	8.08	—
Management reorganization	5.53	—
CEO Separation Agreement	—	4.58
Gain on disposition property (1)	(3.39)	(9.88)

Adjusted Earnings Before Income Taxes (2)	$139.26	$129.46

Income tax expense	$35.97	$40.13
Tax expense related to adjusting items:
Management reorganization	1.32	1.19
Gain on disposition property (1)	(0.44)	(2.66)

Adjusted Income Tax Expense (2)	$36.85	$38.66

Effective tax rate	27.9%	29.8%

Adjusted Effective Tax Rate (2)	26.5%	29.9%

(1)	The gain on disposition of property in 2014 relates to the sale of our former auction site in Grande Prairie, Canada. The gain on disposition of property in 2013 related to the sale of excess land in Texas, United States and Prince Rupert, Canada.

(2)	These are non-GAAP measures, which exclude the effects of the adjusting items realized in 2014 and 2013. We believe that comparing the Adjusted Effective Tax Rate for different financial periods provides more useful information about the continuing impact income taxes in each jurisdiction have on our consolidated effective tax rate.

The decrease in the Adjusted Effective Tax Rate in 2014 compared to 2013 is primarily the result of an increase in income earned in lower tax rate jurisdictions and an increase in the future deductibility of stock option compensation expenses.

U.S. Dollar Exchange Rate Comparison

Value of one U.S. dollar	Year ended December 31,
	2014	2013	% Change
Year-end exchange rate
Canadian dollar	$1.1621	$1.0622	9%
Euro	0.8265	0.7276	14%
Average exchange rate
Canadian dollar	$1.1048	$1.0301	7%
Euro	0.7538	0.7530	—

Effect of Exchange Rate Movement on Income Statement Components

(in U.S. $000’s)	Year ended December 31,
	2014, as reported	2014, using 2013 rates	Change	% Change
GAP	$4,212,641	$4,319,502	$(106,861)	-3%
Revenues	481,097	493,791	(12,694)	-3%
Direct expense	57,884	59,374	(1,490)	-3%
SG&A expenses	292,756	301,416	(8,660)	-3%

We conduct operations around the world in a number of different currencies, but our presentation currency is the U.S. dollar. In 2014, approximately 53% of our revenues and 54% of our operating costs were denominated in currencies other than the U.S. dollar, as compared to 49% and 57%, respectively, in 2013.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. Over the past several years there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes.

Net Earnings and Adjusted Net Earnings

Net earnings for the year ended December 31, 2014 were $91.5 million, or $0.85 per diluted share, compared to net earnings of $93.8 million, or $0.88 per diluted share, for the year ended December 31, 2013, primarily as a result of the $8.1 million after-tax impairment loss recognized on our property in Japan in 2014 as compared to $7.2 million in after-tax gains on recognized on the sale of our excess property in 2013.

Adjusted Net Earnings for the year ended December 31, 2014 were $100.8 million, or $0.94 per diluted share, compared to Adjusted Net Earnings of $90.0 million, or $0.84 per diluted share, for the year ended December 31, 2013. This 12% increase is primarily the result of an increase in our GAP and revenues, combined with a reduction in our Adjusted Effective Tax Rate.

Revenue Flow-through Rate 5

We believe that the table below showing our Revenue Flow-through Rate illustrates our sensitivity to the effect of changes in our revenues on our EBITDA Margin, due to our relatively fixed quarterly operating expenses.

(in U.S.$ millions)	Year ended December 31, 2014
	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow-through Rate
Core auction	$13.9	$9.9	$4.0	29%

(in U.S.$ millions)	Year ended December 31, 2013
	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow-through Rate
Core auction	$25.8	$14.9	$10.9	42%

Core auction revenues for the year ended December 31, 2014 increased by $13.9 million compared to the same period in 2013, combined with an increase of $9.9 million in operating expenses over the same period.

[5]	Revenue Flow-through is calculated as incremental revenues in the period less incremental operating expenses (direct expenses and SG&A excluding depreciation and amortization), and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of the absolute value of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures and are reconciled to the audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides additional useful information about our performance for the relevant financial period.

The net result was that 29% of the increased revenues flowed directly to our core auction EBITDA, which slightly increased our overall EBITDA Margin to 36.4% in 2014 compared to 36.3% in 2013.

Selected Annual Information

(in U.S.$000’s, except per share amounts)	Year ended and as at December 31,
	2014	2013	2012
Consolidated Income Statements
Revenues	$481,097	$467,403	$437,955
Net earnings (1)	91,490	93,825	79,551
Basic EPS (1)	$0.85	$0.88	$0.75
Diluted EPS (1)	0.85	0.88	0.74

Consolidated Balance Sheets
Working capital	$140,352	$110,048	$96,053
Property, plant and equipment	577,374	630,634	655,677
Total assets	1,112,890	1,162,295	1,132,498
Non-current liabilities	148,578	179,413	226,419

Consolidated Statements of Cash Flows
Dividends declared per share (2)	$0.54	$0.51	$0.47
Property, plant and equipment and intangible asset additions	$38,925	$51,558	$62,340

(1)	Figures presented only include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited annual consolidated financial statements.

(2)	Cash dividends declared per share includes cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2014, we declared cash dividends of $0.1400 per common share (2013: $0.1300) on January 12, 2015, which are not included in the 2014 amount.

Fourth Quarter Performance

We achieved net earnings of $29.3 million, or $0.27 per diluted share, and Adjusted Net Earnings of $33.5 million, or $0.31 per diluted share, for the three months ended December 31, 2014. This represents a 13% decrease over net earnings of $33.7 million, or $0.31 per diluted share, and a 10% increase over Adjusted Net Earnings of $30.3 million, or $0.28 per diluted share, generated during the same period in 2013.

Financial Overview	Three months ended December 31,
(in U.S.$000’s, except EPS)	2014	2013	$ Change	% Change
Revenues	$138,457	$131,223	$7,234	6%
Direct expense	17,518	17,196	322	2%
SG&A expenses	79,733	76,289	3,444	5%
Excluding depreciation and amortization	68,179	64,863	3,316	5%
Earnings from operations	41,206	37,738	3,468	9%
Other income	1,892	10,687	(8,795)	(82%)
Finance costs	661	1,012	(351)	(35%)
Income tax expense	12,621	13,287	(666)	(5%)
Net earnings (4)	29,284	33,745	(4,461)	(13%)
Adjusted Net Earnings (5),(6)	33,496	30,324	3,172	10%
Diluted Adjusted EPS (5),(6)	$0.31	$0.28	$0.03	10%
Effective tax rate	29.7%	28.0%	172 bps	6%

GAP (1),(2)	$1,241,184	$1,109,834	$131,350	12%
Revenue Rate (1),(3)	11.16%	11.82%	-67 bps	(6%)
Direct Expense Rate (1),(3)	1.41%	1.55%	-14 bps	(9%)
EBITDA Margin (1),(11)	38.1%	37.5%	64 bps	2%

For notes (1) through (11), see corresponding notes in the “Consolidated Highlights” and “Overall Performance – Financial Overview” tables.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne.

Included in our consolidated GAP results for the three months ended December 31, 2014 is the GTV6 from our online marketplaces of $34.9 million, which represents a 38% increase over the comparative GTV for the three months ended December 31, 2013 of $25.3 million.

The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Three months ended December 31,
	2014	2013	$ Change	% Change
Revenues	$4.1	$3.6	$0.5	14%
SG&A expenses excluding depreciation and amortization	2.8	3.1	(0.3)	(9%)

EBITDA (1)	$1.3	$0.5	$0.8	160%

(1)	EBITDA is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our audited annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing EBIDTA for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period.

[6]	Refer to note (2) in the “Consolidated Highlights” table for a definition of GTV. The buyers’ premiums included in our GAP and GTV results for the three months ended December 31, 2014 were $2.9 million. The comparative buyers’ premiums for the three months ended December 31, 2013 were $2.2 million. The addition of $2.2 million in buyers’ premiums to GAP reported in the fourth quarter of 2013 would have the effect of reducing our Revenue Rate reported in that period by 2 basis points.

Gross Auction Proceeds

GAP was $1.2 billion for the fourth quarter of 2014, which is an increase of 12% compared to the same period in 2013. GAP for the fourth quarter of 2014 would have been higher by $49.7 million, or an additional 4%, if foreign exchange rates had remained consistent with those in the fourth quarter of 2013.

The increase in GAP is primarily due to an increase in the number of lots sold during the fourth quarter of 2014 as compared to the fourth quarter of 2013. The total number of lots at industrial and agricultural auctions grew 16%, increasing to 107,000 in the fourth quarter of 2014 from 92,500 in the fourth quarter of 2013. GAP, excluding GTV from EquipmentOne, decreased on a per-lot basis to $11,300 in fourth quarter of 2014 from $11,700 in the same period in 2013.

Straight commission contracts accounted for the majority of GAP in the fourth quarter of 2014, with the remaining 35% generated by our underwritten business. This compares to 34% of GAP generated by our underwritten business in the fourth quarter of 2013. The consistent volume of our underwritten business period-over-period reflects the continued application of our strategy to use our underwritten business to remain competitive on packages of equipment available in the marketplace and to generate marketing opportunities.

Revenue and Revenue Rate

Revenues for the fourth quarter of 2014 increased to a record fourth-quarter level of $138.5 million compared to $131.2 million for the same period in 2013. This increase was primarily due to the increase in GAP.

Our Revenue Rate for the three months ended December 31, 2014 decreased to 11.16% from 11.82% for the same period in 2013. It was also lower than the rate achieved in the previous three quarters of 2014. This decrease is primarily due to the performance of our underwritten business.

In the fourth quarter of 2014, our average commission rate was 8.72% as compared to 9.41% in the same period of 2013. This decrease is primarily due to the performance of underwritten contracts in the fourth quarter of 2014. Over the past five years our quarterly commission rate has ranged between 8.47% and 10.82%. Our fee income earned in the fourth quarter of 2014 was 2.43%, a slight increase over the 2.41% rate earned in the same period of 2013.

Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other
Three months ended December 31, 2014	48%	33%	12%	7%
Three months ended December 31, 2013	44%	33%	14%	9%

Direct Expense

Our Direct Expense Rate decreased to 1.41% for the fourth quarter of 2014 compared to 1.55% in the same period of 2013. This decrease is partially due to a decrease in the number of offsite industrial auctions, which are typically require higher costs to operate, as well as an increase in the number and size of industrial auctions held at our permanent auction sites in the fourth quarter of 2014 as compared to the fourth quarter of 2013.

Selling, General & Administrative Expenses

Our SG&A expenses increased to $79.7 million in the fourth quarter of 2014, compared to $76.3 million in the same period of 2013, an increase of $3.4 million, or 5%. Included in SG&A expenses for the three months ended December 31, 2014 are $5.5 million in termination benefits resulting from the management reorganization. Included in SG&A expenses during the same period in 2013 are $4.6 million of costs resulting from the CEO Separation Agreement.

SG&A expenses by nature are presented below:

(in U.S. $000’s)	Three months ended December 31,
	2014	2013	$ Change	% Change
Employee compensation expense	$45,350	$43,494	$1,856	4%
Buildings and facilities	10,326	9,963	363	4%
Travel, advertising and promotion	5,382	5,045	337	7%
Other SG&A expenses	7,121	6,361	760	12%

	$68,179	$64,863	$3,316	5%
Depreciation and amortization	11,554	11,426	128	1%

SG&A expenses	$79,733	$76,289	$3,444	5%

The increase in employee compensation expense is primarily due to $5.5 million of termination benefits resulting from the management reorganization recognized in the fourth quarter of 2014, partially offset by the CEO Separation Agreement expense of $4.6 million recognized in the fourth quarter of 2013. Other SG&A expenses increased during the three months ended December 31, 2014 as compared to the same period in 2013 primarily as a result of increased consulting fees incurred in support of our strategy development.

The table below presents our core auction SG&A expenses excluding depreciation and amortization expenses by function, and illustrates the continued investment in our sales and marketing efforts, including the impact of an increased number of Revenue Producers by net nine since September 30, 2014. The increase in operations expenses relates to rent and personnel, and the increase in administration expenses relates to personnel and costs incurred in support of our strategy development.

(in U.S. $000’s)	Three months ended December 31,
	2014	2013	$ Change	% Change
Sales and marketing	$21,389	$20,043	$1,346	7%
Operations	14,828	13,736	1,092	8%
Administration	29,143	27,977	1,166	4%

	$65,360	$61,756	$3,604	6%
EquipmentOne	2,819	3,107	(288)	(9%)
Depreciation and amortization	11,554	11,426	128	1%

SG&A expenses	$79,733	$76,289	$3,444	5%

Our depreciation and amortization expenses for the fourth quarter of 2014 increased $0.1 million, or 1%, over the comparative period in 2013, primarily as a result of the continued development of our information systems.

Other Income and Expenses

Net other income decreased $8.8 million, or 82% to $1.9 million during the three months ended December 31, 2014 as compared to the three months ended December 31, 2013. This decrease is primarily the result of a $9.2 million gain on the sale of excess land in Prince Rupert, Canada, in the fourth quarter of 2013. The excess land sale has been presented as an adjusting item and excluded in the determination of our Adjusted Net Earnings.

Finance Income and Costs

Net finance costs decreased in the fourth quarter of 2014 as compared to the same period in 2013, due primarily to lower interest expense as our outstanding non-current borrowings were reduced during that same period. Additionally, an increase in interest capitalized related to assets and software under development had the effect of reducing overall interest expense during the fourth quarter of 2014 compared to the fourth quarter of 2013.

Effective Tax Rate

Our effective tax rate of 29.7% for the fourth quarter of 2014 was higher than the effective tax rate of 28.0% during the same period in 2013. The increase was primarily the result of a decrease in income earned in lower tax rate jurisdictions.

The Adjusted Effective Tax Rate increased to 29.1% in the fourth quarter of 2014 from 28.3% in the fourth quarter of 2013.

Our Adjusted Effective Tax Rate reconciles to our effective tax rate as follows:

(in U.S. $ millions)	Three months ended December 31,
	2014	2013
Earnings before income taxes	$42.44	$47.41
Adjusting items:
Management reorganization	5.53	—
CEO Separation Agreement	—	4.58
Gain on disposition property (1)	—	(9.20)

Adjusted Earnings Before Income Taxes (2)	$47.97	$42.79

Income tax expense	$12.62	$13.29
Tax expense related to adjusting items:
Management reorganization	1.32	—
CEO Separation Agreement	—	1.19
Gain on disposition property (1)	—	(2.39)

Adjusted Income Tax Expense (2)	$13.94	$12.09

Effective tax rate	29.7%	28.0%

Adjusted Effective Tax Rate (2)	29.1%	28.3%

For notes (1) and (2), see the corresponding notes in the “Overall Performance – Effective Tax Rate” table.

Net Earnings and Adjusted Net Earnings

Net earnings for the three months ended December 31, 2014 were $29.3 million, or $0.27 per diluted share, compared to net earnings of $33.7 million, or $0.31 per diluted share, for the three months ended December 31, 2013.

Adjusted Net Earnings for the three months ended December 31, 2014 were $33.5 million, or $0.31 per diluted share, compared to Adjusted Net Earnings of $30.3 million, or $0.28 per diluted share, for the three months ended December 31, 2013. This 10% increase is primarily the result of an increase in our GAP, partially offset by a lower Revenue Rate and an increase in our effective tax rate.

Revenue Flow-through Rate7

We believe that the table below showing our Revenue Flow-through Rate illustrates our operational leverage in our core auction business segment, and the effect of changes in our revenues on our EBITDA Margin.

(in U.S.$ millions)	Three months ended December 31, 2014
	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow- through Rate
Core auction	$6.7	$3.9	$2.8	42%

(in U.S.$ millions)	Three months ended December 31, 2013
	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow- through Rate
Core auction	$10.5	$5.6	$4.9	47%

Core auction revenues for the fourth quarter of 2014 increased by $6.7 million compared to the fourth quarter of 2013, combined with an increase of $3.9 million in operating expenses over the same period. The net result was that 42% of the increased revenues flowed directly to our core auction EBITDA and increased our overall EBITDA Margin in the fourth quarter of 2014 compared to the same period in 2013.

Operations Update

During the year ended December 31, 2014, we conducted 233 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Australia and Asia, as compared to 245 during 2013.

During 2014, 88% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites, as compared to 89% in 2013.

Our key industrial auction metrics are shown below:

Key industrial auction metrics	Year ended December 31,
	2014	2013
Bidder registrations	463,500	425,000
Consignments	45,250	43,550
Buyers	112,850	104,550
Lots	319,500	301,000

For a breakdown of these key industrial auction metrics by month, please refer to our website at www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

The increase in GAP in 2014 as compared to 2013 was primarily due to the improved performance of each key industrial auction metric over the same comparative period. Further contributing to the GAP increase was an increase in the number of lots and average value of those lots in 2014 as compared to 2013.

[7]	Refer to footnote 5 for definitions of Revenue Flow-through and Revenue Flow-through Rate.

This increased value was particularly evident during the second half of 2014, as a large amount of higher-value equipment was consigned to our auctions during that period.

Although our auctions vary in size, our average industrial auction results for the three-months and years ended December 31, 2014 and 2013 are described in the following tables:

Average per industrial auction	Three months ended December 31,
	2014	2013
GAP	$14.6 million	$12.9 million
Bidder registrations	1,937	1,638
Consignors	170	154
Lots	1,289	1,070

Our average industrial auction metrics increased in the fourth quarter of 2014 as compared to the fourth quarter of 2013 due to our focused efforts on growing the business and an improved used equipment market.

Average per industrial auction	Year ended December 31,
	2014	2013
GAP	$16.5 million	$14.3 million
Bidder registrations	1,988	1,740
Consignors	195	180
Lots	1,370	1,230

Average industrial auction metrics for the year ended December 31, 2014 increased as compared to the year ended December 31, 2013 due to the performance of our auctions in the second, third and fourth quarters of 2014 as compared to the same quarters in 2013.

Website8 metrics

The Ritchie Bros. website (www.rbauction.com) is a gateway to our online bidding system, which allows bidders to participate in our auctions over the internet and showcases upcoming auctions and equipment to be sold. This online bidding service gives our auction customers the choice of how they want to do business with us and access to both live and online auction participation. Internet bidders comprised over 62% of the total bidder registrations at our industrial auctions in 2014, compared to 59% in 2013, and we surpassed $1 billion in year-to-date online sales nearly one month earlier than in 2013.

Our EquipmentOne website (www.equipmentone.com) provides access to our online equipment marketplace.

The following table provides information about the average monthly users of our websites:

	Year ended December 31,
	2014	2013
Average monthly users	775,237	688,991

Online bidding and equipment marketplace purchase metrics

We continue to see an increase in the use and popularity of both our online bidding system and our online equipment marketplace.

[8]	None of the information in our websites is incorporated by reference into this document by this or any other reference.

During 2014, we attracted record online bidder registrations and sold approximately $1.8 billion of equipment, trucks and other assets to online auction bidders and EquipmentOne customers. This represents a 18% increase over 2013 and an annual online sales record for us.

Headcount

During the year ended December 31, 2014 we expanded our training strategy and introduced leadership training programs for our sales management team. We believe this contributed to our retention of Revenue Producers and consistent Sales Force Productivity of $11.6 million per Revenue Producer for the year ended December 31, 2014, compared to $11.7 million in 2013. We measure Sales Force Productivity as rolling 12-month core auction GAP per Revenue Producer. It is a non-GAAP measure that we believe provides a gauge of the effectiveness of Revenue Producers in increasing our GAP, and ultimately our net earnings.

Our headcount statistics as at the end of each period are presented below:

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Full-time employees	1,468	1,472	1,455	1,422	1,385
Revenue Producers	353	344	342	337	319
TMs	307	296	292	287	272

During 2014, we increased the number of Revenue Producers by net 34, of which 35 were TMs. This represents a net increase of 11% during the year ended December 31, 2014. At December 31, 2014 we had 307 TMs, which is the highest number we have had in our history.

We continue to make the growth and development of our sales team a focus, as we believe the previous high turnover and lack of growth in the size of our sales team contributed to the stagnation of GAP and revenues in recent periods.

We believe that our increased number of Revenue Producers, in conjunction with training and placement in appropriate markets and the increase in our territory sales support personnel, will lead to improved performance from our sales team and an increase in GAP and revenues in future periods.

Summary of Quarterly Results (Unaudited)

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements, and in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2014 and 2013, and our discussion above about the seasonality of our business.

(in U.S.$000’s, except EPS)	Q4 2014	Q3 2014	Q2 2014	Q1 2014
GAP (1),(2)	$1,241,184	$886,876	$1,229,204	$855,377
Revenues	138,457	102,217	141,835	98,588
Net earnings (5)	29,284	9,342	38,607	14,257
Adjusted Net Earnings (5),(6)	33,496	14,480	38,607	14,257
Basic EPS (5)	$0.27	$0.09	$0.36	$0.13
Diluted EPS (5)	0.27	0.09	0.36	0.13
Diluted Adjusted EPS (5),(6)	0.31	0.13	0.36	0.13

(in U.S.$000’s, except EPS)	Q4 2013	Q3 2013	Q2 2013	Q1 2013
GAP (1),(2)	$1,109,834	$789,640	$1,072,942	$845,353
Revenues	131,223	105,800	128,322	102,058
Net earnings (5)	33,745	16,295	29,795	13,989
Adjusted Net Earnings (5),(6)	30,324	15,878	29,795	13,989
Basic EPS (5)	$0.32	$0.15	$0.28	$0.13
Diluted EPS (5)	0.31	0.15	0.28	0.13
Diluted Adjusted EPS (5),(6)	0.28	0.15	0.28	0.13

For notes (1) through (6), see corresponding notes in the “Consolidated Highlights” table.

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 25, 2015 we had 107,854,734 common shares issued and outstanding and stock options outstanding to purchase a total of 3,697,562 common shares. No preferred shares have been issued or are outstanding. The outstanding stock options had a weighted average exercise price of $22.21 per share and a weighted average remaining term of 6.7 years.

On September 15, 2014, our Board of Directors resolved that it will not, without prior shareholder approval, issue any series of preferred shares for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically and primarily intended to make any attempted acquisition of us more difficult or costly. Within the limits described above, our Board of Directors may issue preferred shares for the purpose of capital raising transactions, acquisitions, joint ventures or other corporate purposes.

Share Repurchase Program

On January 12, 2015, our Board of Directors authorized us to repurchase up to $100 million worth of the Company’s common shares over the next three years. We intend to use the share repurchase program primarily to neutralize dilution from stock options.

Liquidity and Capital Resources

(in U.S. $000’s)	December 31, 2014	December 31, 2013	% Change
Current assets	$394,573	$398,379	(1%)
Current liabilities	254,221	288,331	(12%)

Working capital	$140,352	$110,048	28%

We believe that working capital is a more meaningful measure of our liquidity than cash alone. Our working capital increased during 2014 primarily as a result of increased net earnings and limited capital expenditures, partially offset by our repayment of certain current borrowings and payment of our quarterly dividends.

At December 31, 2014, we had $7.8 million in current borrowings, which consisted primarily of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 1.8%. As at December 31, 2013 our current borrowings were $34.4 million with a weighted-average annual interest rate of 1.5%. For details of the remaining available borrowings under our credit facilities and their maturity dates, refer to “Liquidity and Capital Resources — Contractual Obligations” and “Liquidity and Capital Resources — Non-current Borrowings and Credit Facilities”.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Contractual Obligations

(in U.S. $000’s)	Payments Due by Period
	Total	In 2015	In 2016 and 2017	In 2018 and 2019	After 2019
Non-current borrowing obligations	$110,887	$—	$51,630	$—	$59,257
Interest on non-current borrowing obligations	21,498	5,610	5,762	4,626	5,500
Operating leases obligations	108,780	9,904	15,891	12,955	70,030
Finance lease obligations	3,609	2,127	1,208	274	—

Total contractual obligations	$244,774	$17,641	$74,491	$17,855	$134,787

Our non-current borrowings included in the table above are comprised of two term loans put in place in 2009 with terms to maturity of seven years, and two term loans put in place in 2012 with terms to maturity of ten years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in North America, Central America, Europe, the Middle East and Asia. Our finance lease obligations relate primarily to computer hardware and auction yard equipment.

In the normal course of our business, we may guarantee a minimum level of proceeds in connection with the sale at auction of a consignor’s equipment. Our total exposure as at December 31, 2014 from these guarantee contracts was $101.8 million, compared to $35.1 million in 2013, which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

(in U.S. $000’s)	Year ended December 31,
	2014	2013	% Change
Cash generated by (used in):
Operating activities	$149,484	$188,045	(21%)
Investing activities	(30,588)	(27,935)	9%
Financing activities	(101,634)	(97,920)	4%
Effect of changes in foreign currency rates	(18,534)	(5,880)	215%

Net increase (decrease) in cash and cash equivalents	$(1,272)	$56,310	(102%)

Our cash generated by operating activities can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers and the timing of the payment of net amounts due to consignors.

Cash used in investing activities increased in 2014 compared to 2013 primarily due to a reduction in proceeds on the sale of property, plant and equipment as well as the recognition of proceeds on settlement of a loan receivable in 2013, which were partially offset by decreased capital expenditures in 2014 related to the addition of property, plant and equipment and intangible assets.

Cash used in financing activities increased in 2014 compared to 2013. This was primarily due to our repayment of a $30 million term loan in January 2014, repayment of a Canadian dollar 31 million revolving loan in April 2014, and payment of dividends during 2014, offset by short-term draws on our revolving credit facilities during the year ended December 31, 2014.

Our capital expenditures for 2014 totalled $38.9 million and were primarily for the development of our information systems and enhancements of our existing auction sites. This compares to capital expenditures of $51.6 million for 2013.

We declared and paid regular cash dividends of $0.13 per share for each of the quarters ended December 31, 2013 and March 31, 2014, and declared and paid regular cash dividends of $0.14 per share for the quarters ended June 30, 2014 and September 30, 2014. We have declared, but not yet paid, a dividend of $0.14 per share for the quarter ended December 31, 2014.

Total dividend payments during the year ended December 31, 2014 were $57.9 million compared to total dividend payments of $53.9 million during the equivalent period in 2013.

We had a Dividend Payout Ratio9 of 57.4% in 2014 as compared to 59.9% in 2013. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Non-current Borrowings and Credit Facilities

Our non-current borrowings and available credit facilities at December 31, 2014 and December 31, 2013 were as follows:

(in U.S. $000’s)	Year ended December 31,
	2014	2013	% Change
Non-current borrowings	$110,846	$147,234	(25%)
Committed
Revolving credit facilities	285,000	285,000	—
Revolving credit facilities available	277,140	221,043	25%
Uncommitted
Revolving credit facilities	106,076	118,332	(10%)
Revolving credit facilities available	91,579	106,149	(14%)
Non-revolving credit facilities	225,000	225,000	—
Non-revolving credit facilities available	114,113	106,508	7%
Total credit facilities	616,076	628,332	(2%)
Total credit facilities available	482,832	433,700	11%

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at December 31, 2014, we had outstanding fixed rate non-current borrowings bearing annual interest rates ranging from 3.590% to 6.385% (with a weighted-average annual interest rate of 5.059%). We were in compliance with all financial and other covenants applicable to our credit facilities at December 31, 2014.

Non-GAAP Measures

We make reference to various non-GAAP performance measures throughout this discussion and analysis. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies.

The following tables provide reconciliations of non-GAAP measures to the most directly comparable GAAP measures in our consolidated financial statements, where applicable.

[9]	Dividend Payout Ratio is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our annual consolidated financial statements under “Non-GAAP Measures”. We believe that comparing Dividend Payout Ratio for different financial periods is the best indicator of how well our earnings support our dividend payments. The Company calculates Dividend Payout Ratio as dividends paid divided by Adjusted Net Earnings.

Adjusted Net Earnings and Diluted Adjusted EPS reconcile to net earnings attributable to equity holders of the parent and the weighted average number of diluted shares outstanding as follows:

(in U.S. $000’s, except share and per share amounts)	Year ended December 31,
	2014	2013
Net earnings attributable to equity holders of the parent	$91,490	$93,825
After-tax impact of management reorganization	4,212	—
After-tax gains on sale of excess property	(2,946)	(7,225)
After-tax impairment loss on Japan property	8,084	—
After-tax impact of CEO Separation Agreement	—	3,389

Adjusted Net Earnings attributable to equity holders of the parent	$100,840	$89,989

Weighted average number of diluted shares outstanding	107,660,020	107,048,832

Diluted Adjusted EPS	$0.94	$0.84

(in U.S. $000’s, except share and per share amounts)	Three months ended December 31,
	2014	2013
Net earnings attributable to equity holders of the parent	$29,284	$33,745
After-tax impact of management reorganization	4,212	—
After-tax gains on sale of excess property	—	(6,810)
After-tax impact of CEO Separation Agreement	—	3,389

Adjusted Net Earnings attributable to equity holders of the parent	$33,496	$30,324

Weighted average number of diluted shares outstanding	107,823,951	107,138,730

Diluted Adjusted EPS	$0.31	$0.28

Adjusted Operating Income Margin reconciles to revenues, direct expenses, and SG&A expenses as follows:

(in U.S. $ millions)	Three months ended December 31,			Year ended December 31,
	2014	2013	Better/ (Worse)	2014	2013	Better/ (Worse)
Revenues	$138.5	$131.2	6%	$481.1	$467.4	3%
Direct expenses	(17.5)	(17.2)	(2%)	(57.9)	(54.0)	(7%)
SG&A expenses	(79.7)	(76.3)	(4%)	(292.8)	(287.0)	(2%)

Operating Income	$41.2	$37.7	9%	$130.5	$126.4	3%
Adjusting items:
Management reorganization	5.5	—	(100%)	5.5	—	(100%)
CEO Separation Agreement	—	4.6	100%	—	4.6	100%

Adjusted Operating Income	$46.7	$42.3	10%	$136.0	$131.0	4%

Adjusted Operating Income Margin	33.7%	32.2%	148 bps	28.3%	28.0%	24 bps

Operating Free Cash Flow reconciles to cash flows generated by or used in our operating and investing activities as follows:

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	% Change
Cash generated by operating activities	$149.5	$188.0	(20%)
Less: Property, plant and equipment additions	(25.0)	(35.9)	(30%)
Less: Intangible asset additions	(13.9)	(15.7)	(11%)
Add: Proceeds on disposition of property plant and equipment	9.3	14.5	(36%)

Operating Free Cash Flow	$119.9	$150.9	(21%)

Working Capital Intensity reconciles to our current assets and current liabilities as follows:

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	% Change
Trade and other receivables	$76.1	$85.9	(11%)
Inventory	42.8	52.4	(18%)
Advances against auction contracts	26.2	12.2	115%
Auction proceeds payable	(109.4)	(125.9)	(13%)
Trade payables	(46.8)	(31.2)	50%

Quick Operating Working Capital	$(11.1)	$(6.6)	68%

Revenues	481.1	467.4	3%

Working Capital Intensity	-2.3%	-1.4%	(63%)

CAPEX Intensity reconciles to cash flows used in or generated by investing activities and revenues as follows:

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	% Change
Property, plant and equipment additions	$25.0	$35.9	(30%)
Intangible asset additions	13.9	15.7	(11%)
Less: Proceeds on disposition of property plant and equipment	(9.3)	(14.5)	(36%)

Net Capital Spending	$29.6	$37.1	(20%)

Revenues	481.1	467.4	3%

CAPEX Intensity	6.2%	7.9%	(22%)

RONA reconciles to net earnings, net finance costs, total assets, cash and cash equivalents, and current liabilities as follows:

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	% Change
Net earnings	$93.1	$94.6	(2%)
Add: Net finance costs	3.1	4.7	(35%)
Less: Income tax recovery on finance costs	(0.9)	(1.4)	(39%)

Net Operating Profit After Tax	$95.3	$97.9	(3%)

Total assets	$1,112.9	$1,162.3	(4%)
Less: Cash and cash equivalents	(233.1)	(234.4)	(1%)
Less: Current liabilities	(254.2)	(288.3)	(12%)

Adjusted Net Assets	$625.6	$639.6	(2%)

RONA	15.2%	15.3%	(1%)

Debt/Adjusted EBITDA reconciles to borrowings, earnings from operations, and depreciation and amortization expenses as follows:

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	% Change
Current borrowings	$7.8	$34.4	(77%)
Non-current borrowings	110.8	147.2	(25%)

Debt	$118.6	$181.6	(35%)

Earnings from operations	$130.5	$126.4	3%
Adjusting items:
Management reorganization	5.5	—	100%
CEO Separation Agreement	—	4.6	(100%)

Adjusted Earnings from Operations	$136.0	$131.0	4%
Add: Depreciation of property, plant and equipment	40.0	39.7	1%
Add: Amortization of intangible assets	4.6	3.6	28%

Adjusted EBITDA	$180.6	$174.3	4%

Debt/Adjusted EBITDA	0.7x	1.0x	(30%)

EBITDA and EBITDA Margin reconcile to earnings from operations as follows:

(in U.S.$000’s)	Year ended December 31,
	2014	2013	$ Change	% Change
Earnings from operations	$130,457	$126,379	$4,078	3%
Add: Depreciation of property, plant and equipment	39,966	39,655	311	1%
Add: Amortization of intangible assets	4,570	3,625	945	26%

EBITDA	$174,993	$169,659	$5,334	3%

EBITDA Margin	36.4%	36.3%	8 bps	—

(in U.S.$000’s)	Three months ended December 31,
	2014	2013	$ Change	% Change
Earnings from operations	$41,206	$37,738	$3,468	9%
Add: Depreciation of property, plant and equipment	10,255	10,511	(256)	(2%)
Add: Amortization of intangible assets	1,299	915	384	42%

EBITDA	$52,760	$49,164	$3,596	7%

EBITDA Margin	38.1%	37.5%	64 bps	2%

Core auction incremental EBITDA reconciles to incremental earnings from operations as follows:

(in U.S.$ millions)	Three months ended December 31,		Year ended December 31,

	2014	2013	2014	2013
Core auction incremental EBITDA	$2.8	$4.9	$4.0	$10.9
Incremental depreciation and amortization	(0.1)	(0.8)	(1.3)	(2.1)
Incremental EBITDA from EquipmentOne	0.8	0.5	1.3	(2.4)

Incremental earnings from operations	$3.5	$4.6	$4.1	$6.4

Earnings from operations, current period	$41.2	$37.7	$130.5	$126.4
Less: Earnings from operations, comparative period	(37.7)	(33.1)	(126.4)	(120.0)

Incremental earnings from operations	$3.5	$4.6	$4.1	$6.4

Dividend Payout Ratio reconciles to dividends paid as follows:

(in U.S. $ millions)	12 months ended December 31,
	2014	2013	% Change
Dividends paid	$57.9	$53.9	7%
Adjusted Net Earnings	100.8	90.0	12%
Dividend Payout Ratio	57.4%	59.9%	(4%)

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our presentation currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2014, we recorded a net reduction in our foreign currency translation adjustment balance of $35.8 million, compared to a net decrease of $13.4 million in 2013. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We are not exposed to significant interest rate risk due to the fact that our non-current borrowings bear fixed rates of interest. Our current borrowings, which usually mature one to three months from inception, are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2014 we had a total of $7.8 million in revolving loans bearing floating rates of interest, as compared to $28.8 million at December 31, 2013.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Related Party Transactions

During the year ended December 31, 2014, we incurred $15.3 million in aggregate compensation relating to our directors and officers, as compared to $8.2 million in 2013.

Included in the 2014 compensation amount are wages and benefits, post-employment benefits, termination benefits of $4.1 million, and share-based payments. In 2013 we recognized a liability of $4.6 million for short-term benefits pursuant to the CEO Separation Agreement. As that liability was settled in 2014, the amount was excluded from the $8.2 million of 2013 key management personnel compensation.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including valuation of consignors’ equipment and other assets subject to guarantee contracts; the grant date fair value of stock option awards; the identification of cash generating units (“CGUs”); depreciation, amortization and recoverability of property, plant and equipment, intangible assets, goodwill; and the recoverability of deferred income tax assets. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as Note 2 to our audited annual consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or if we adjust these estimates in future periods, we may need to change our best estimate, which could materially impact the presentation of our financial position and results of operations.

Valuation of Goodwill and Intangible Assets

We perform annual impairment tests on goodwill, intangible assets with indefinite useful lives, and intangible assets not yet available for use in accordance with IFRS, or more frequently if events or changes in circumstances indicate that those assets might be impaired. We performed the latest test at December 31, 2014 and determined that no impairment had occurred.

IFRS stipulates that goodwill is allocated to CGUs, or groups of CGUs, that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as revenues. All of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as revenues because it is more reflective of the substance of the transaction.

We value each inventory contract at the lower of cost and net realizable value. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

On January 1, 2014, we adopted the amendment to the applicable standard and interpretation, respectively, listed below. These changes were made in accordance with the applicable transitional provisions.

Amendments to IAS 32 Financial instruments: presentation

Interpretation IFRIC 21 Levies

On July 1, 2014, we adopted the amendments to the applicable standards listed below. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 2 Share-based payments

Amendments to IAS 8 Operating segments

Our adoption of these standards did not result in any change to our accounting or disclosure.

Other than our adoption of the amendments and interpretation described above, there have been no significant changes in our accounting policies during the year ended December 31, 2014.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2014 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our CEO and Chief Financial Officer (“CFO”) are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2014.

We performed an evaluation under the supervision and with the participation of our CEO and CFO, of the effectiveness of our disclosure controls and procedures as at December 31, 2014. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the United States Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the framework in “Internal Control — Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2014.

The effectiveness of our internal controls over financial reporting as of December 31, 2014 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our December 31, 2014 annual consolidated financial statements, as stated in their report, which is included in our annual consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below; holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and for conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers.

Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share. We currently generate the vast majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful in adding services complementary to our existing selling model and business, we may not be successful increasing market penetration over the long-term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our revenues.

In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and inventory contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction.

In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. If our exposure to underwritten contracts increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties developing and managing our growth.

One of the main elements of our strategy is to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including (i) investments in frontier markets that may not generate profitable growth in the near term, (ii) adding new business and information solutions, and (iii) developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We utilized the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace depends on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be less than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

Our information technology and systems are subject to cybersecurity attacks and other data security breaches.

We have invested significant resources in the development of our internet platform, including our online bidding service. Our reliance on information technology to manage our business exposes us to potential risks related to cybersecurity attacks and unauthorized access to our, customers’, suppliers’, counterparties’ and employees’ sensitive or confidential information, (which may include personally identifiable information and credit information) through hacking, viruses and otherwise (collectively, “cybersecurity threats”). We use information technology systems and network infrastructure, which include controls for interconnected systems of generation, distribution, and transmission, some of which is shared with third parties for operating purposes. Through the normal course of business, we also collect, process, and retain sensitive and confidential customer, supplier, counterparty and employee information.

Cybersecurity threats are continually growing and changing and require continuous monitoring and detection efforts to address. Despite security measures in place, our systems, assets and information could be vulnerable to cybersecurity attacks and other data security breaches that could cause system failures, disrupt operations, adversely affect safety, result in loss of service to customers and result in the release of sensitive or confidential information. Despite such security measures, there is no assurance that cybersecurity threats can be fully detected, prevented or mitigated. Should such threats materialize, our reputation, business, results of operations or financial condition could be harmed.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties.

In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States.

These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our GAP and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce GAP and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

Although we report our financial results in U.S. dollars, a significant portion of our revenues are generated at auctions held outside the United States, primarily in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business has significant operations in foreign jurisdictions.

We are exposed to risks related to operating in foreign jurisdictions. These risks and uncertainties vary from country to country and our operations may be affected in varying degrees by government regulations. Failure to comply strictly with applicable laws, regulations and local practices relating to auction regulations and other business regulations could impact our ability to operate in these jurisdictions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

Income and commodity tax amounts, including tax expense, may be materially different than expected.

Our global operations are subject to tax interpretations, regulations, and legislation in the numerous jurisdictions in which we operate, all of which are subject to continual change.

We accrue and pay income taxes and have significant income tax assets, liabilities, and expense that are estimates based primarily on the application of those interpretations, regulations and legislation and the amount of timing of future taxable income. The timing concerning the monetization of deferred income tax amounts is uncertain, as they are dependent on our future earnings and other events. Our deferred income tax amounts are valued based upon substantively enacted income tax rates in effect at the time, which can be changed by governments in the future.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax assets and liabilities, and income tax expense.

There is no assurance that taxes will be payable as anticipated or that the amount or timing of receipt or use of the tax-related assets will be as currently expected. Our experience indicates that taxation authorities are increasing the frequency and depth of audits and reviews and, while our approach to accounting for tax positions has generally been deemed appropriate through recent audits by taxation authorities, future tax authority determinations could have a material impact to our financial position.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

We are in the process of implementing a formal disaster recovery plan, however, it is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.505 per outstanding common share during the four quarters ended December 31, 2014. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

New regulation may restrict or increase costs of our marketing efforts through commercial electronic messages.

Our operation and marketing activities are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition. For example, the Canadian Anti-Spam Law (“CASL”) came into force on July 1, 2014.

CASL prohibits the transmission of commercial electronic messages to an email address without consent and it also requires certain formalities to be complied with, including the ability to unsubscribe easily from subsequent messages. CASL in its current form may impose additional costs and processes with respect to communicating with existing and prospective customers and may limit cross-selling opportunities for affiliated companies, depending on whether the appropriate consents have been obtained. If we fail to comply with CASL, we may incur administrative penalties and become subject to private rights of action.